May 6, 2013

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Karen Ubell

Re:                             Receptos, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-187737

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 26, 2013 and the date hereof 2,502 copies of the Preliminary Prospectus dated April 25, 2013 were distributed as follows: 1,355 to institutional investors and 1,147 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time, on Wednesday, May 8, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
Leerink Swann LLC
As representatives of the
Several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Charles W. Newton
	Name:	Charles W. Newton
	Title:	Managing Director

By:	Leerink Swann LLC

By:	/s/ Bryan Giraudo
	Name:	Bryan Giraudo
	Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]